Exhibit (a)(2)

November 28, 2012

Global Announcement

Danfoss A/S to launch cash tender offer to acquire remaining public minority stake in Sauer-Danfoss Inc.

Today Danfoss A/S announced that it has informed the Board of Directors of Sauer-Danfoss that Danfoss intends to start the process to acquire all of the outstanding shares of Sauer-Danfoss not already owned by Danfoss for a price of $49.00 per share.  Danfoss and its subsidiaries currently own a stake of approximately 75.6% in Sauer-Danfoss.

Although Sauer-Danfoss is the subject of the Danfoss offer, this is a business issue between Danfoss and the minority shareholders of Sauer-Danfoss.

The process is expected to work as follows:

•                  Today Danfoss notified Sauer-Danfoss and the public of its intention to acquire all the outstanding shares of Sauer-Danfoss.

•                  The Board of Sauer-Danfoss has appointed a Special Committee of independent directors to review the offer and negotiate a transaction as soon as possible. The Special Committee will use external independent advisors to help determine whether the offer is fair.

•                  In the event Danfoss formally launches a tender offer, within 10 business days of Danfoss filing the appropriate offer documents, the Special Committee will announce whether or not they recommend shareholders accept the offer. The Special Committee may also decide to take no position on the offer.

•                  It is possible that Danfoss and the Special Committee may agree to a different structure than a tender offer.

•                  If the transaction takes the form of a tender offer, Danfoss must keep the offer open for at least 20 business days from the date the offer officially commences.

Assuming Danfoss is successful in acquiring the remaining shares of Sauer-Danfoss stock, our management will work actively with the management of Danfoss to clarify the integration process.  I know this is of great interest to our employees, and I will keep you informed as best I can.  The process started by Danfoss can be quick but it can also be lengthy, so I urge you to focus on the tasks we have on hand right now.

For more details please see the press release published by Danfoss A/S today. You can find the full text of the press release below.

Eric Alström,

President and Chief Executive Officer

Below please find a copy of the press release published by Danfoss today.

PRESS RELEASE

November 28 2012

DANFOSS PROPOSES TO ACQUIRE SHARES OF SAUER-DANFOSS
IT DOES NOT CURRENTLY OWN AT $49.00 PER SHARE

November 28, 2012.  Nordborg, Denmark. — Danfoss A/S announced today that it has made a proposal to the Board of Directors of Sauer-Danfoss Inc. (NYSE: SHS) to acquire the remaining shares of Sauer-Danfoss that it does not currently own at a price of $49.00 per share in cash.  This proposal represents a premium of 24% over the closing price of the Sauer-Danfoss shares on November 27, 2012.  The proposed transaction would not be conditioned on Danfoss obtaining financing.

In a letter to the Board of Directors of Sauer-Danfoss, Niels B. Christiansen, CEO and President of Danfoss, said “We understand that Sauer-Danfoss and its Board of Directors will want to establish a special committee comprised of independent directors to consider this proposal.  We expect that the special committee will want to retain its own legal and financial advisors.  We want to stress our willingness and desire to engage in productive and friendly discussions with the special committee and its advisors and to ensure that a process is followed that will result in a fair and mutually beneficial negotiated transaction.  We are hopeful that discussions can begin promptly and lead to the announcement of a friendly, negotiated transaction by year end.  We would anticipate that we would be in a position to commence a tender offer for the remaining Sauer-Danfoss shares promptly following those discussions, unless a different timeline or structure is agreed with the special committee. We will dedicate the resources necessary to meet this timeline and are open to any suggestions the special committee may have with respect to timing and structure.”

Danfoss currently owns approximately 75.6% of Sauer-Danfoss’ outstanding common stock and has advised Sauer-Danfoss that it has no interest in selling all or any part of its stake in Sauer-Danfoss.  As a result, Danfoss believes that its proposal presents a unique opportunity to deliver immediate liquidity and significant value to Sauer-Danfoss’ stockholders that will be welcomed by those stockholders.

About Danfoss (www.danfoss.com) Danfoss is one of the largest industrial companies in Denmark. The global group is a leader within research, development and production, sales and service of mechanical and electronic components for several industries. Danfoss has a large ownership share in one of the world’s leading manufacturers and suppliers of mobile hydraulics, Sauer-Danfoss. Danfoss seeks to obtain its goals with a minimal consumption of raw materials and energy, the least possible impact on its surroundings and the most efficient use of resources. Danfoss has a long tradition for a social responsibility towards both employees and the surrounding environment.

Additional Information

The possible tender offer described in this news release has not yet been commenced.  This press release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Sauer-Danfoss. At the time a tender offer is commenced, Danfoss and its wholly-owned subsidiary, Danfoss Acquisition, Inc., intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer. Danfoss and Danfoss Acquisition, Inc. intend to mail these documents to the stockholders of Sauer-Danfoss. These documents will contain important information about the tender offer, and stockholders of Sauer-Danfoss are urged to read them carefully when they become available. Stockholders of Sauer-Danfoss will be able to obtain a free copy of these documents (if and when they become available) and other documents filed by Sauer-Danfoss, Danfoss or Danfoss Acquisition, Inc. with the United States Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov.  In addition, stockholders will be able to obtain a free copy of these documents (if and when they become available) from the information agent named in the offer to purchase or from Danfoss.